Exhibit 99.3

Management’s discussion and analysis
(“MD&A”) – August 6, 2014

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three months ended June 30, 2014, and has been prepared with all information available up to and including August 6, 2014. This analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended June 30, 2014. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy offsets its customers’ exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy also offers smart thermostats as a bundled product with commodity contracts as well as a stand-alone unit. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts as well as a 12% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America.

Included in the MD&A is an analysis of the above operations. As at June 30, 2014, Just Energy’s subsidiaries, National Energy Corporation, operating as National Home Services (“NHS”) and Hudson Energy Solar Corp. and its subsidiaries (“HES”) were available for sale and expected to be sold within fiscal 2015. A purchase and sales agreement for NHS has been executed with closing expected on or about September 30, 2014, subject to certain conditions. As a result, both have been classified as discontinued operations and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes. Terra Grain Fuels (“TGF”) was available for sale in fiscal 2014, with its sale being completed on December 24, 2013. As a result, up to December 24, 2013, the date of sale, TGF was classified as discontinued operations.

FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 28, 2014 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

KEY TERMS

“$100m convertible debentures” refers to the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 19 for further details.

“$330m convertible debentures” refers to the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 19 for further details.

“$150m convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014.  Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures on March 19, 2014 and pay down Just Energy’s line of credit. See “Debt and financing for continuing operations” on page 19 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” refers to the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA

“EBITDA” refers to earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS/BASE FFO

“Base Funds from Operations” or “Base FFO” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and investment relating to contract initiation costs to maintain embedded gross margin at the current level.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers.  The measure of future gross margin is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$821,049	13%	$728,056
Gross margin	123,390	16%	105,934
Administrative expenses	33,016	11%	29,808
Selling and marketing expenses	55,207	9%	50,842
Finance costs	18,771	11%	16,845
Profit (loss) from continuing operations1	(45,743)	NMF 3	(39,569)
Profit (loss) from discontinued operations	6,829	NMF 3	(2,243)
Profit (loss) 1	(38,914)	NMF 3	(41,812)
Earnings per share from continuing operations - basic	(0.32)		(0.28)
Earnings per share from continuing operations - diluted	(0.32)		(0.28)
Dividends/distributions	30,933	1%	30,756
Base EBITDA from continuing operations2	30,186	46%	20,724
Base Funds from continuing operations2	15,590	50%	10,399
Payout ratio on Base Funds from continuing operations	198%		296%
Embedded gross margin 2	1,685,600	-	1,691,400
Total customers (RCEs)	4,537,000	5%	4,302,000

1Profit (loss) for the year includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER DIVISION

The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done door-to-door through independent contractors, Internet-based marketing and telemarketing efforts. Approximately 43% of Just Energy’s customer base resides within the Consumer division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products. In addition, the Consumer division has commenced marketing smart thermostats in Ontario and Texas, offering thermostats as a standalone unit or bundled with certain commodity products.

COMMERCIAL DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial division.  These sales are made through three main channels: sales through the broker channel using the commercial platform; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 57% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of consumer customers.

ABOUT THE ENERGY MARKETS

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Ontario, Quebec, Manitoba and Michigan

In Ontario, Quebec, Manitoba and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta

In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, British Columbia and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 29% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 85% of their consumption as green supply. For comparison, as reported for the three months ended June 30, 2013, 27% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 83% of their consumption. Overall, JustGreen now makes up 12% of the Consumer gas portfolio, compared with 9% a year ago. JustGreen makes up 18% of the Consumer electricity portfolio, up from 14% a year ago.

Discontinued operations

HOME SERVICES DIVISION

In June 2014, Just Energy announced an agreement to sell the shares of NHS to Reliance Comfort Limited Partnership (“Reliance”). NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The agreement provides for a selling price of $505 million subject to certain potential adjustments at closing including working capital balances. Additionally, as conditions of closing, Just Energy must repay all outstanding NHS borrowings and pay out the remainder interest in a royalty agreement. The sale is contingent upon approval from the Canadian Competition Bureau and consents of Just Energy lenders. See page 16 for more information on the financial results of the Home Services division.

COMMERCIAL SOLAR DIVISION

In March 2014, Just Energy formally commenced the process to dispose of Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts. HES brings renewable energy directly to commercial consumers, enabling them to reduce their environmental impact and energy costs. The HES assets are designated as a discontinued operation as it is expected to be sold in the next nine months. See page 17 for more information on the financial results of the Commercial Solar division.

ETHANOL DIVISION

Just Energy’s sale of Terra Grain Fuels closed on December 24, 2013. TGF is an ethanol plant located in Belle Plaine, Saskatchewan that produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was indirectly acquired in 2009 as part of the acquisition of Universal Energy Group Ltd. See page 17 for more information on the financial results of the Ethanol division.

EBITDA
For the three months ended June 30
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Reconciliation to interim condensed consolidated statements of income (loss)
Loss for the period from continuing operations	$(45,743)	$(39,569)
Add:
Finance costs	18,771	16,845
Provision for income taxes	5,702	3,311
Amortization	17,879	17,269
Profit (loss) attributable to non-controlling interest	411	(12)
EBITDA from continuing operations	$(2,980)	$(2,156)
Add (subtract):
Change in fair value of derivative instruments	31,618	21,121
Share-based compensation	1,548	1,759
Base EBITDA from continuing operations	$30,186	$20,724

EBITDA
Gross margin per interim condensed consolidated financial statements	$123,390	$105,934
Add (subtract):
Administrative expenses	(33,016)	(29,808)
Selling and marketing expenses	(55,207)	(50,842)
Bad debt expense	(13,028)	(9,812)
Amortization included in selling and marketing expenses	7,489	4,773
Other income	147	491
Profit (loss) attributable to non-controlling interest	411	(12)
Base EBITDA from continuing operations	$30,186	$20,724

Base EBITDA amounted to $30.2 million in the first quarter of fiscal 2015, an increase of 46% from $20.7 million in the prior comparable quarter. The increase is attributable to the 16% increase in gross margin, offset by lower percentage increases in operating costs. Gross margin increased to $123.4 million for the three months ended June 30, 2014 with the Company showing a 5% increase in customer base as well as higher margins earned on various product offerings.

Administrative expenses increased by 11% from $29.8 million to $33.0 million in the first quarter of fiscal 2015. The increase over the prior comparable quarter was due to the 5% growth in the customer base as well as higher legal and regulatory expenses.

Selling and marketing expenses for the three months ended June 30, 2014 were $55.2 million, a 9% increase from $50.8 million reported in the prior comparable quarter. Energy marketing customer additions increased by 21% to a record 441,000 RCEs, while selling and marketing costs increased at a slower pace as 63% of the customers added were Commercial customers, which have lower upfront commission costs compared to residential customers.

Bad debt expense was $13.0 million for the three months ended June 30, 2014, a 33% increase from $9.8 million recorded for the prior comparable quarter. This increase is a result of the 20% increase quarter over quarter in revenue for markets for which Just Energy bears the bad debt risk. The first and second quarters have the highest bad debt expense as these are the heavy consumption periods for Texas electricity, the largest market in which Just Energy bills. For the three months ended June 30, 2014, the bad debt expense represents 2.4% of revenue in the jurisdictions where the Company bears the credit risk, an increase from 2.2% of revenue for the three months ended June 30, 2013.

For further information on the changes in the gross margin, please refer to “Segmented Base EBITDA from continuing operations” on page 10 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 14 through 16.

EMBEDDED GROSS MARGIN

Management's estimate of the future embedded gross margin is as follows:

	As at	As at	June 30 , vs.	As at	2014 vs.
	June 30,	March 31,	March 31,	June 30,	2013
	2014	2014	variance	2013	variance
Energy marketing	$1,685.6	$1,718.9	(2)%	$1,691.4	-%

Management’s estimate of the embedded gross margin within its customer contracts amounted to $1,685.6 million as of June 30, 2014, a decrease of 2% compared to embedded gross margin as of March 31, 2014. The impact from the 5% growth in customers was offset by the strengthening of the Canadian dollar against the U.S. dollar during the quarter, which resulted in a decrease of $48.7 million in embedded gross margin when the U.S. future gross margin is stated in Canadian dollars.

Embedded gross margin indicates the margin expected to be realized from existing customers.  The measure of future gross margin is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume the embedded gross margin will grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Funds from Operations
For the three months ended June 30
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Cash inflow (outflow) from operations	$(10,260)	$21,374
Add (subtract):
Increase (decrease) in non-cash working capital	30,451	(15,779)
Cash flows used in operating activities of discontinued operations	(1,481)	7,078
Profits attributable to non-controlling interest	411	(12)
Tax adjustment	835	351
Funds from continuing operations	$19,956	$13,012
Less: maintenance capital expenditures	(4,366)	(2,613)
Base Funds from continuing operations	$15,590	$10,399
Base Funds from Operations
Gross margin from interim condensed consolidated financial statements	$123,390	$105,934
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	5,529	5,843
Administrative expenses	(33,016)	(29,808)
Selling and marketing expenses	(55,207)	(50,842)
Bad debt expense	(13,028)	(9,812)
Current income tax provision (recovery)	(635)	39
Amortization included in selling and marketing expenses	7,489	4,773
Other income	147	491
Financing charges, non-cash	3,707	3,311
Finance costs	(18,771)	(16,845)
Other non-cash adjustments	351	(72)
Funds from continuing operations	$19,956	$13,012
Less: maintenance capital expenditures	(4,366)	(2,613)
Base Funds from continuing operations	$15,590	$10,399
Base Funds from continuing operations payout ratio	198%	296%
Dividends/distributions
Dividends	$30,237	$29,873
Distributions for share-based awards	696	883
Total dividends/distributions	$30,933	$30,756

Funds from continuing operations represents the cash generated from Just Energy’s ongoing operations and excludes the Home Services and Commercial Solar divisions as they were classified as discontinued operations at March 31, 2014 and June 30, 2014, respectively. For the three months ended June 30, 2014, Funds from continuing operations were $20.0 million, an increase from the prior comparative period where Funds from continuing operations were $13.0 million.

Base Funds from continuing operations, which represents Funds from continuing operations reduced by the maintenance capital expenditures, were $15.6 million, compared with $10.4 million for the first quarter of fiscal 2014. The increase in the current period is due to the increase in gross margin offset by higher operating expenses and finance costs.

The payout ratio on Base Funds from continuing operations was 198% for the three months ended June 30, 2014, a significant improvement over the first quarter of fiscal 2014 where the payout ratio was 296%. The first and second quarters are traditionally the lowest cash quarters and therefore result in the highest payout ratios.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q1	Q4	Q3	Q2
	Fiscal 2015	Fiscal 2014	Fiscal 2014	Fiscal 2014
Sales	$821,049	$1,132,750	$840,098	$833,710
Gross margin	123,390	137,466	148,616	113,515
Administrative expenses	33,016	28,517	29,034	29,354
Selling and marketing expenses	55,207	46,870	45,373	46,805
Finance costs	18,771	19,191	16,805	16,600
Profit (loss) for the period from continuing operations	(45,743)	154,868	167,077	(111,810)
Profit (loss) for the period	(38,914)	109,377	179,608	(110,232)
Profit (loss) for the period from continuing operations per share – basic	(0.32)	1.08	1.17	(0.78)
Profit (loss) for the period from continuing operations per share – diluted	(0.32)	0.92	1.00	(0.78)
Dividends/distributions paid	30,933	30,932	30,891	30,850
Base EBITDA from continuing operations	30,186	56,117	62,130	28,258
Base Funds from continuing operations	15,590	16,891	37,380	23,473
Payout ratio on Base Funds from continuing operations	198%	183%	83%	131%

	Q1	Q4	Q3	Q2
	Fiscal 2014	Fiscal 2013	Fiscal 2013	Fiscal 2013
Sales	$728,056	$886,827	$723,335	$701,074
Gross margin	105,934	141,837	130,225	104,932
Administrative expenses	29,808	30,975	29,108	28,663
Selling and marketing expenses	50,842	51,182	51,276	53,454
Finance costs	16,845	15,901	13,978	14,986
Profit (loss) for the period from continuing operations	(39,569)	202,387	46,479	23,901
Profit (loss) for the period	(41,812)	135,895	39,530	21,343
Profit (loss) for the period from continuing operations per share – basic	(0.28)	1.43	0.33	0.17
Profit (loss) for the period from continuing operations per share – diluted	(0.28)	1.22	0.31	0.17
Dividends/distributions paid	30,756	44,965	44,636	44,409
Base EBITDA from continuing operations	20,724	59,041	49,158	22,467
Base Funds from continuing operations	10,399	40,961	33,987	10,135
Payout ratio on Base Funds from continuing operations	296%	110%	131%	438%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Base Funds from Operations and lower payout ratios in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA and Base Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE FIRST QUARTER

Sales increased by 13% to $821.0 million from $728.1 million. Consumer Energy’s sales increased by 4% despite a small decrease in the customer base primarily as a result of higher pricing for various product offerings. Commercial Energy’s sales increased by 24% as a result of the 12% higher customer base as well as higher pricing on its product offerings. Gross margin was $123.4 million, an increase of 16% from the prior comparable quarter. The 28% growth in gross margin from Consumer Energy was offset by 6% lower gross margin from the Commercial Energy division.

The change in fair value of derivative instruments was negative, resulting in a loss of $31.6 million for the current quarter, as market prices relative to Just Energy’s supply contracts ended lower by $0.83/MWh for electricity and $0.57/GJ for gas. The loss from continuing operations for the three months ended June 30, 2014, was $45.7 million, representing a loss per share of $0.32 on a basic and diluted basis.  For the prior comparable quarter, the loss from continuing operations was $39.6 million, representing a loss per share of $0.28 on a basic and diluted basis. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains or losses.

Base EBITDA from continuing operations was $30.2 million for the three months ended June 30, 2014, a 46% increase from $20.7 million in the prior comparable period. This increase is a result of higher gross margin being offset by higher operating expenses. Base FFO was $15.6 million for the three months ended June 30, 2014, an increase of 50% from $10.4 million recorded for the three months ended June 30, 2013.

Dividends/distributions paid were $30.9 million, an increase of 1% over the prior comparable period based on an annual dividend rate of $0.84 per share.

Segmented Base EBITDA1
For the three months ended June 30
(thousands of dollars)			Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$430,969	$390,080	$821,049
Cost of sales	(341,172)	(356,487)	(697,659)
Gross margin	89,797	33,593	123,390
Add (subtract):
Administrative expenses	(24,680)	(8,336)	(33,016)
Selling and marketing expenses	(32,625)	(22,582)	(55,207)
Bad debt expense	(10,508)	(2,520)	(13,028)
Amortization included in selling and marketing expenses	-	7,489	7,489
Other income (loss)	232	(85)	147
Profit attributable to non-controlling interest	411	-	411
Base EBITDA from continuing operations	$22,627	$7,559	$30,186

			Fiscal 2014

	Consumer	Commercial
	division	division	Consolidated
Sales	$413,320	$314,736	$728,056
Cost of sales	(343,004)	(279,118)	(622,122)
Gross margin	70,316	35,618	105,934
Add (subtract):
Administrative expenses	(22,340)	(7,468)	(29,808)
Selling and marketing expenses	(33,753)	(17,089)	(50,842)
Bad debt expense	(7,470)	(2,342)	(9,812)
Amortization included in selling and marketing expenses	-	4,773	4,773
Other income (loss)	560	(69)	491
Minority interest	(12)	-	(12)
Base EBITDA from continuing operations	$7,301	$13,423	$20,724
1The definitions of each segment are provided on page 3 and 4

Base EBITDA from continuing operations amounted to $30.2 million for the three months ended June 30, 2014, an increase of 46% from $20.7 million in the prior comparative quarter. Consumer Energy contributed $22.6 million to Base EBITDA from continuing operations for the three months ended June 30, 2014, an increase from $7.3 million in the three months ended June 30, 2013.  The large increase was primarily a result of a 28% increase in gross margin.

Commercial Energy contributed $7.6 million to Base EBITDA from continuing operations, a decrease of 44% from the three months ended June 30, 2013 when the segment contributed $13.4 million. The decrease is a result of lower gross margin due to competitive pricing pressures in major markets. In addition, administrative costs increased by 12% due to the increase in customer base and expanded U.K. operations. Selling and marketing expense increased by 32% due to the 43% increase in Commercial customer additions.

Customer aggregation
	April 1,				Failed to	June 30,	% increase	June 30,	% increase
	2014	1	Additions	Attrition	renew	2014	(decrease)	2013	(decrease)
Consumer Energy
Gas	747,000		46,000	(49,000)	(10,000)	734,000	(2)%	785,000	(6)%
Electricity	1,198,000		119,000	(79,000)	(30,000)	1,208,000	1%	1,207,000	-
Total Consumer	1,945,000		165,000	(128,000)	(40,000)	1,942,000	-	1,992,000	(3)%
Commercial Energy
Gas	204,000		13,000	(8,000)	(5,000)	204,000	-	213,000	(4)%
Electricity	2,261,000		263,000	(17,000)	(116,000)	2,391,000	6%	2,097,000	14%
Total Commercial	2,465,000		276,000	(25,000)	(121,000)	2,595,000	5%	2,310,000	12%
Total Energy Marketing RCEs	4,410,000		441,000	(153,000)	(161,000)	4,537,000	3%	4,302,000	5%

1The balances at April 1, 2014 have been adjusted for customers who have either grown above 15 RCEs (became a Commercial customer} or have fallen below 15 RCEs (became a Consumer customer) during fiscal 2014.  At the beginning of each fiscal year, Just Energy will adjust the opening balances to reflect any changes in allocation of customers between the Consumer Energy and Commercial Energy divisions as a result of increases or decreases in annual consumption.

Gross customer additions for the three months ended June 30, 2014 were 441,000, an increase of 21% from the previous record 364,000 customers added in the first quarter of fiscal 2014. In addition to these new customers added, Just Energy renewed 228,000 existing customers during the first quarter of fiscal 2015.

Net additions were 127,000 for the first quarter of fiscal 2015, compared with 80,000 net customer additions in the first quarter of fiscal 2014. The increase in net additions was largely a result of strong performance from all sales channels, resulting in the highest number of gross customer additions in Just Energy’s history.

Consumer customer additions amounted to 165,000 for the first quarter of fiscal 2015, a 4% decrease from 171,000 gross customer additions recorded in the prior comparable period. Commercial customer additions were 276,000 for the first quarter of fiscal 2015, a 43% increase from 193,000 gross customer additions in the prior comparable quarter. Overall, the Commercial customer base grew 12% year over year while the Consumer base declined 3%. Included in the Consumer Energy customer base are 30,000 smart-thermostat customers. The smart thermostats are bundled with a commodity contract and offered currently in Texas and Ontario.

For the three months ended June 30, 2014, 19% of total Consumer and Commercial Energy marketing customer additions were generated from door-to-door sales, 58% from commercial brokers and 22% through Internet-based and other non-door-to-door channels. In the prior comparable period, 38% of new customers were generated using door-to-door sales channel.

As of June 30, 2014, the U.S., Canadian and U.K. segments accounted for 72%, 26% and 2% of the customer base, respectively. At June 30, 2013, the U.S., Canadian and U.K. segments represented 72%, 27% and 1%, of the customer base, respectively.

ATTRITION
	Trailing	Trailing
	12-month	12-month
	attrition	attrition
	June 30,	June 30,
	2014	2013

Consumer	28%	22%
Commercial	6%	5%
Total attrition	16%	12%

The combined attrition rate for Just Energy was 16% for the trailing 12 months ended June 30, 2014, an increase from the 12% overall rate reported a year prior and up from 15% reported for the fourth quarter of fiscal 2014. The attrition in the Consumer Energy division’s markets increased from 22% to 28% (up from 27% reported for the fourth quarter of fiscal 2014). This increase was primarily the result of the Company’s growth being concentrated in U.S. electricity markets such as Texas and the northeast states that typically experience higher attrition due to heavy competition. The attrition levels for the customers within the Commercial division increased 1% to 6% for the trailing 12 months ended June 30, 2014 (flat with the 6% for the fourth quarter of fiscal 2014). The Company continues to focus maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions.  The goal is to resolve all complaints registered within five days of receipt.  Our corporate target is to have an outstanding complaint rate less than 0.05% of flowing customers at any time.  As of June 30, 2014, the total outstanding ratio was 0.015%.

RENEWALS
	Trailing	Trailing
	12-month	12-month
	renewal	renewal
	June 30,	June 30,
	2014	2013

Consumer	75%	75%
Commercial	63%	65%
Total renewals	67%	70%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 67% for the trailing 12 months as of June 30, 2014, compared to a renewal rate of 70% realized a year ago and a rate of 68% reported for the fourth quarter of fiscal 2014. The decline reflected a very competitive market for Commercial renewals and Just Energy’s focus on maintaining average customers’ profitability rather than pursuing low margin growth.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2015	15%	20%	26%	21%
2016	18%	25%	28%	34%
2017	15%	17%	17%	19%
2018	21%	18%	16%	15%
Beyond 2018	31%	20%	13%	11%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 543,000 RCEs, are excluded from the table above.

Energy Marketing

GROSS MARGIN
For the three months ended June 30
(thousands of dollars)
	Fiscal 2015			Fiscal 2014
Gross margin	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$24,912	$6,117	$31,029	$14,785	$6,044	$20,829
Electricity	64,885	27,476	92,361	55,531	29,574	85,105
	$89,797	$33,593	$123,390	$70,316	$35,618	$105,934
Increase (decrease)	28%	(6)%	16%

CONSUMER ENERGY

Gross margin for the Consumer Energy division was $89.8 million, an increase of 28% from the $70.3 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 68% and 17%, respectively. The Consumer Energy customer base decreased by 3% over the past year.

Average realized gross margin for the Consumer Energy division after all balancing costs for the rolling 12 months ended June 30, 2014 was $174/RCE representing an increase from $165/RCE reported in the prior comparable quarter. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas

Gross margin from gas customers in the Consumer Energy division was $24.9 million for the three months ended June 30, 2014, an increase of 68% from $14.8 million recorded in the prior comparable quarter. Gross margin increased despite the 6% decrease in customer base during the past year as a result of higher gross margin earned on variable rate product offerings and the contribution from the JustGreen products.

Electricity

Gross margin from electricity customers in the Consumer Energy division was $64.9 million for the three months ended June 30, 2014, an increase of 17% from $55.5 million recorded in the prior comparable quarter. While the customer base remained flat over the past year, the gross margin was impacted positively by attractive pricing on variable rate and JustGreen products throughout the U.S. markets. In addition, electricity gross margin increased in Texas with the greater capture of fee-based revenue related to the recovery of the costs to serve.

COMMERCIAL ENERGY

Gross margin for the Commercial Energy division was $33.6 million, a decrease of 6% from the $35.6 million recorded in the prior comparable quarter. The gross margin for gas increased by 1% while electricity decreased by 7%. The Commercial Energy customer base increased by 12% during the past year however; realized gross margins were lower per RCE due to competitive pricing pressures.

Average realized gross margin after all balancing costs for the rolling 12 months ended June 30, 2014 was $58/RCE, a decrease from $76/RCE due largely to the impact to gross margin from higher capacity costs for electricity customers. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial Energy division was $6.1 million, an increase of 1% from the $6.0 million recorded in the prior comparable quarter despite a 4% decrease in the Commercial gas customer base. The increase in gross margin was a result of higher consumption during the current quarter.

Electricity

Electricity gross margin for the Commercial Energy division was $27.5 million, a decrease of 7% from the $29.6 million recorded in the prior comparable quarter. The electricity customer base has increased by 14% over the past year. Despite the increase in customer base, the gross margins realized was compressed during the three months ended June 30, 2014 in comparison with the first quarter of fiscal 2014 due to the competitive pricing pressure reducing margin for new customers.

Gross Margin on New and Renewing Customers

The table below depicts the annual margins on contracts for consumer and commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both the brown commodity and JustGreen supply.

ANNUAL GROSS MARGIN PER CUSTOMER
	Fiscal	Number of	Fiscal	Number of
	2015	customers	2014	customers

Consumer customers added and renewed	$184	257,000	$170	304,000
Consumer customers lost	178	169,000	177	168,000
Commercial customers added and renewed	66	412,000	66	394,000
Commercial customers lost	80	145,000	80	115,000

For the three months ended June 30, 2014 the average gross margin per RCE for the customers added and renewed by the Consumer Energy division was $184/RCE, an increase from $170/RCE in the prior comparable quarter. The average gross margin per RCE for the consumer customers lost during the first quarter of fiscal 2015 was $178/RCE, compared with $177/RCE in the three months ended June 30, 2013. Higher new customer margins reflect increased JustGreen participation and strong margins on flat-bill related products.

For the Commercial Energy division, the average gross margin per RCE for the customers signed during the three months ended June 30, 2014 was $66/RCE, the same as in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended June 30, 2014 were at an average gross margin of $80/RCE, the same as in the prior comparable period.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES

For the three months ended June 30
(thousands of dollars)			% increase
	Fiscal 2015	Fiscal 2014	(decrease)
Consumer division	$24,680	$22,340	10%
Commercial division	8,336	7,468	12%
Total administrative expenses	$33,016	$29,808	11%

The Consumer division’s administrative expenses were $24.7 million for the three months ended June 30, 2014, an increase of 10% from $22.3 million recorded in the prior comparable quarter. The Commercial division’s administrative expenses were $8.3 million for the first quarter of fiscal 2015, a 12% increase from $7.5 million for the three months ended June 30, 2013. The increase in administrative expenses reflects the 5% increase in customer base as well as additional costs related to legal and regulatory matters. The guidance provided by management for fiscal 2015 anticipated administrative costs growing more rapidly than margin for the year. Costs to serve the growing customer base and legal expenses were major expected contributors to this increase.

SELLING AND MARKETING EXPENSES
For the three months ended June 30
(thousands of dollars)
			% increase
	Fiscal 2015	Fiscal 2014	(decrease)
Consumer division	$32,625	$33,753	(3)%
Commercial division	22,582	17,089	32%
Total selling and marketing expenses	$55,207	$50,842	9%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs were $55.2 million, an increase of 9% from $50.8 million in the first quarter of fiscal 2014.

The selling and marketing expenses for the Consumer division were $32.6 million for the three months ended June 30, 2014, a 3% decrease from the selling and marketing expenses of $33.8 million recorded in the prior comparable quarter due to the decline in the number of customer additions. During the first quarter of fiscal 2015, the customer additions by the Consumer Energy sales force totalled 165,000, a decrease of 4% compared to 171,000 customers added through these sales channels in the prior comparable quarter.

The selling and marketing expenses for the Commercial division were $22.6 million for the three months ended June 30, 2014, a 32% increase from the selling and marketing expenses of $17.1 million recorded in the prior comparable quarter. During the first quarter of fiscal 2015, the customer additions by the Commercial Energy sales force totalled 276,000, an increase of 43% compared to 193,000 customers added through our sales channels in the prior comparable quarter. The smaller increase in selling expense relates to lower customer commissions tied to reduced, per customer margins and an increase in prepaid commissions which reduce selling expense in the current period.

The aggregation costs per customer for the last 12 months for consumer customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Fiscal 2015		Fiscal 2014
	Consumer	Commercial	Consumer	Commercial
Natural gas	$168/RCE	$31/RCE	$163/RCE	$28/RCE
Electricity	$139/RCE	$27/RCE	$159/RCE	$31/RCE
Average aggregation costs	$147/RCE	$27/RCE	$160/RCE	$31/RCE

The aggregation cost per RCE for the Consumer division listed above includes a growing number of customers generated by affinity and Internet marketing programs where commissions are paid on a residual basis as the customer contract flows.  This would tend to slightly decrease current period average costs but will increase future period average costs in comparison as commissions will be paid on customers which have already been counted in customer aggregation totals.

The $27 average aggregation cost for the Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $27 per year for each additional year that the customer contract flows. Assuming an average life of 2.8 years, this would add approximately $49(1.8 x $27) to the year’s $27 average aggregation cost reported above. For the prior year, the total aggregation costs of commercial brokers were $32/RCE. There are two factors in this reduction; first, as margins per customer decline, there is a coinciding decline in commissions. Secondly, as customers are signed with advance payment of future potential commissions, the capitalization of these commissions results in lower reported commission costs currently and in the future.

BAD DEBT EXPENSE

In Illinois, Alberta, Texas, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. For the three months ended June 30, 2014, Just Energy was exposed to the risk of bad debt on approximately 65% of its sales, compared with 60% of sales for the prior comparable quarter. The increase in the amount of sales exposed to bad debt is due to the increase in customer base in markets where Just Energy assumes the credit risk.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended June 30, 2014, was $13.0 million, an increase of 33% from $9.8 million expensed in the prior comparable quarter. The bad debt expense increase was a result of a 20% increase in revenues for the current period for the markets where Just Energy bears the credit risk. Management integrates its default rate for bad debts within its target margins and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the three months ended June 30, 2014, the bad debt expense of $13.0 million represents 2.4% of relevant revenue, an increase from the bad debt for the prior comparable quarter, which represented 2.2% of relevant revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. Bad debt tends to be highest in the first and second quarters, which are the periods of peak cooling loads in Texas. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS

Total finance costs for the three months ended June 30, 2014 amounted to $18.8 million, an increase of 11% from $16.8 million recorded in the first quarter of fiscal 2014. This increase is a result of the issuance of the $150m convertible bonds within the past year offset by the redemption of the $90m convertible debentures in March 2014.

FOREIGN EXCHANGE

Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended June 30, 2014, a foreign exchange unrealized loss of $8.0 million was reported in other comprehensive income versus an unrealized gain of $12.9 million reported in the first quarter of fiscal 2014.

Overall, a weaker U.S. dollar decreases the value of sales and gross margin in Canadian dollars but this is partially offset by lower operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 25% and 90% of the next 12 months’ cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
For the three months ended June 30
(thousands of dollars)

	Fiscal 2015	Fiscal 2014
Current income tax expense (recovery)	$635	$(39)
Deferred tax expense	5,067	3,350
Provision for income taxes from continuing operations	$5,702	$3,311

Just Energy recorded a current income tax expense of $0.6 million for the first three months of this fiscal year, versus a recovery of $0.04 million in the same period of fiscal 2014.  The increase in current tax expense is mainly due to higher U.S. state income tax expense recorded in this quarter than in the same period of the prior fiscal year.

During the first three months of this fiscal year, the cumulative mark to market losses from financial instruments further declined as a result of a change in the fair value of these derivative financial instruments and, as a result, a deferred tax expense of $5.1 million has been recorded for the current period.  During the first quarter of fiscal 2014, the comparable deferred tax expense was $3.3 million.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2015, Just Energy’s wholly owned Canadian subsidiaries are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Discontinued Operations

HOME SERVICES DIVISION

In June 2014, Just Energy announced an agreement to sell the shares of NHS to Reliance. NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The agreement calls for a selling price of $505 million subject to certain potential adjustments at closing including working capital balances. Additionally, as conditions of closing, Just Energy must repay all outstanding NHS borrowings and pay out the remaining interest in a royalty agreement. The sale is contingent upon approval from the Canadian Competition Bureau and consents of Just Energy lenders.

RESULTS OF OPERATIONS

For the three months ended June 30, 2014, NHS had sales of $20.7 million and gross margin of $15.7 million compared to $16.8 million and $13.0 million, respectively, in the prior comparable quarter. The total number of water heater, furnace and air conditioner installs added in the three months ended June 30, 2014 was 5,000 compared with 8,000 in the first quarter of fiscal 2014. The growth in sales reflects the growth in installations over the past year as well as an increase in rental rates. Administrative, selling and operating expenses for the three months ended June 30, 2014 were $10.8 million compared to $10.2 million in the prior comparable quarter. NHS operating income for the three months ended June 30, 2014 was $4.9 million compared with $2.8 million in the prior comparable period.

NHS FINANCING

NHS has a long-term financing agreement for the funding of new and existing rental water heater, furnace, air conditioner and thermostat contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

The financing agreement is subject to a holdback provision of 3% to 5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS is required to meet a number of non-financial covenants under the agreement and, as at June 30, 2014, all of these covenants had been met.  The current balance under this arrangement is $233.8 million.

NHS assumed debt relating to the acquisition of customer contracts in fiscal 2013. The current outstanding debt of $28.0 million bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to August 2022.

Commercial Solar (HES)

In March 2014, Just Energy formally commenced the process to dispose of HES. For the three months ended June 30, 2014, sales for HES were $1.6 million, an increase from $1.2 million recorded in the prior comparable quarter.  For the three months ended June 30, 2014 gross margin was $0.9 million compared with $0.5 million recorded in the prior comparable quarter. As of June 30, 2014 the division has made cumulative commitments of approximately $110.0 million with the status of the associated projects ranging from contracted to completed. The operating loss of HES for the three months ended June 30, 2014 was $0.4 million compared to $0.3 million in the prior comparable quarter.

HES FINANCING

HES, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects. The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. As at June 30, 2014, HES had drawn $13.3 million.

As at June 30, 2014, HES has $13.2 million owing under term loans which were used to satisfy prior construction loans. The term loans bear interest at 8% and mature in May and June 2019.

As at June 30, 2014, HES has $9.4 million owing under a 15-year term loan used to satisfy prior construction loans.  This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of Solar Renewable Energy Credits (“SRECs”) generated by the underlying projects.  If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range of $325 to $410 per SREC.  In addition, during the three months ended June 30, 2014, HES received approximately $0.8 million from a minority shareholder.  Under this arrangement, HES receives the majority of the tax benefits associated with the solar division and the minority shareholder receives the majority of the cash generated from these projects.

Ethanol Division (TGF)

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF had been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. Effective December 24, 2013, Just Energy sold TGF for a nominal amount to a group of Saskatchewan based businesses.

For the three months ended June 30, 2013 TGF had sales of $30.8 million and gross margin amounted to $1.6 million. The loss for the three months ended June 30, 2013 was $2.2 million.

Liquidity and capital resources from continuing operations
SUMMARY OF CASH FLOWS
For the three months ended June 30
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Operating activities from continuing operations	$(11,741)	$28,452
Investing activities from continuing operations	(9,770)	(6,943)
Financing activities from continuing operations, excluding dividends	66,936	1,095
Effect of foreign currency translation	(123)	(36)
Increase in cash before dividends	45,302	22,568
Dividends (cash payments)	(29,580)	(26,769)
Increase (decrease) in cash	15,722	(4,201)
Decrease in cash from discontinued operations and cash reclassified to assets held for sale	(11,018)	(402)
Cash and cash equivalents – beginning of period	20,401	38,498
Cash and cash equivalents – end of period	$25,105	$33,895

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the three months ended June 30, 2014, was an outflow of $11.7 million, compared with an inflow of $28.5 million in the prior period. Cash flow from continuing operations decreased as a result of changes in non-cash working capital.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Just Energy purchased capital assets totalling $1.8 million during the current period, an increase from $0.9 million in the comparative period. Just Energy’s capital spending from continuing operations related primarily to thermostats and office equipment. Contract initiation costs increased from $3.9 million to $7.5 million as a result of growth in the Commercial Energy division’s customer additions from brokers which receive commission advances.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended June 30, 2014, long-term debt of $127.2 million was issued primarily to satisfy seasonal working capital requirements including the increase in contract initiation costs for the commercial division. Long-term debt of $60.0 million was repaid during the three months ended June 30, 2014, relating primarily to repayments of the credit facility debt. In the prior comparable period, long-term debt issued and repaid netted to an issuance of $1.5 million.

As of June 30, 2014, Just Energy had a credit facility of $290 million expiring on October 2, 2015. Reduced expenditures and expected higher cash flow due to improved operating performance and the sale of NHS and HES should reduce the need for credit facility funding of working capital. Management expects overall funding requirements will be reduced significantly and the Company can achieve financing cost savings through carrying a smaller credit facility going forward.

Just Energy’s liquidity requirements are primarily driven by the delay from the time that a customer contract is signed until cash flow is generated. For consumer customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially advanced upfront once the customer begins to flow.  The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months.

These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS (CASH AND SHARE PAYMENTS)

During the three months ended June 30, 2014, Just Energy had an annual dividend rate of $0.84 per share.  The dividend was subsequently reduced to an annual rate of $0.50 per share starting on July 1, 2014 to be paid quarterly. The revised dividend policy provides that shareholders of record on the 15th day of March, June, September and December, or the first business day thereafter, receive dividends at the end of that month. Investors should note that due to the dividend reinvestment plan (”DRIP’), a portion of dividends declared is not paid in cash. Under the program, Canadian resident shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent.

During the three months ended June 30, 2014, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $29.6 million, compared to $26.8 million paid in the prior comparable quarter. For the three months ended June 30, 2014, $1.3 million of dividends were paid in shares under the DRIP, compared to $4.0 million in the prior comparable quarter.  The increase in the cash dividends paid and the decrease in dividends issued in shares is a result of a reduction in participation in the DRIP program.

Balance sheet as at June 30, 2014, compared to March 31, 2014

Cash increased from $20.4 million as at March 31, 2014, to $25.1 million. The utilization of the credit facility increased from $69.5 million as at March 31, 2014 to $136.3 million at June 30, 2014. The increase in the utilization of the credit facility is a result of funding normal seasonal working capital requirements.

As at June 30, 2014, trade receivables and unbilled revenue amounted to $297.4 million and $221.5 million, respectively, compared to March 31, 2014, when the trade receivables and unbilled revenue amounted to $427.0 million and $170.7 million, respectively.  Trade payables have decreased from $485.5 million to $403.2 million during the first three months of fiscal 2015 as a result of the Home Services division being classified as discontinued operations and accordingly its assets and liabilities are grouped and disclosed as held for sale as of June 30, 2014.

In Ontario, Manitoba and Quebec more gas has been consumed by customers than Just Energy has delivered to the LDCs.  As a result, Just Energy has recognized an accrued gas receivable and accrued gas payable for $33.4 million and $24.5 million, respectively, as of June 30, 2014. These amounts decreased from $48.6 million and $34.6 million, respectively as of March 31, 2014 as a result of the seasonality of gas consumption. In Michigan more gas has been delivered to LDCs than consumed by customers resulting in gas delivered in excess of consumption and deferred revenue position of $1.4 million and $1.8 million, respectively as of June 30, 2014. In addition, gas in storage increase from $2.4 million as at March 31, 2014 to $10.1 million as at June 30, 2014 due to the seasonality of gas storage.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility.  Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the acquisitions in 2009, 2010 and 2011. The total intangible asset balance decreased to $347.6 million as at June 30, 2014, from $404.9 million as at March 31, 2014, as a result of amortization and the classification of NHS as held for sale during the first quarter.

Long-term debt (excluding the current portion) has decreased from $930.0 million as at March 31, 2014 to $773.9 million at June 30, 2014, primarily as a result of classifying the Home Services division as held for sale at June 30, 2014.

Debt and financing for continuing operations
(thousands of dollars)
	June 30, 2014	March 31, 2014

Just Energy credit facility	$136,314	$69,500
$105 million senior unsecured note	105,000	105,000
NHS financing	-	272,561
$330m convertible debentures	306,171	304,458
$100m convertible debentures	89,923	89,430
USD$150m convertible bonds	144,704	149,572

JUST ENERGY CREDIT FACILITY

As of June 30, 2014, Just Energy held a $290 million credit facility to meet working capital requirements. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches. The term of the credit facility expires on October 2, 2015.

Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, NHS, HES, Momentis and the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the period, the Company requested and received amendments with respect to covenants within the credit facility. As at June 30, 2014, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE

The $105m senior unsecured note bears interest at 9.75% and matures in June 2018. The $105m senior unsecured note is subject to certain financial and other covenants. As of June 30, 2014, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, HES, Momentis and the U.K. operations.

	Three months	Three months
	ended	ended
	June 30,	June 30,
	2014	2013
Base EBITDA	$30,656	$24,551
Selling and marketing expenses to add gross margin	21,473	16,723
Share-based compensation	1,546	1,739
Maintenance capital expenditures	2,455	2,613

$330M CONVERTIBLE DEBENTURES

To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

Prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES

On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to purchase Fulcrum Energy effective October 1, 2011. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

The $100m convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

$150M CONVERTIBLE BONDS

On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds, and the net proceeds were used to redeem Just Energy’s outstanding $90m convertible debentures due September 30, 2014 and to pay down Just Energy’s credit line. The $150m convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year. The maturity date of the $150m convertible bonds is July 29, 2019.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time (the “Conversion Period”) (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from May 30, 2014 (being the date falling four months and one day after the Closing Date) to the close of business on the business day falling 22 business days prior to the Final Maturity Date. The initial conversion price is US$9.3762 per common share (being C$10.2819 translated into US$ at the Fixed Exchange Rate) but is subject to adjustments.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$403,214	$403,214	$-	$-	$-
Long-term debt (contractual cash flow)	831,499	135	466,314	205,000	160,050
Interest payments	183,448	46,196	92,381	39,670	5,201
Premises and equipment leasing	25,097	6,325	9,314	5,628	3,830
Long-term gas and electricity contracts	3,586,434	1,873,794	1,387,830	320,209	4,601

	$5,029,692	$2,329,664	$1,955,839	$570,507	$173,682

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $111.0 million to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2014 was $35.1 million.

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Just Energy performed its annual impairment test as at March 31, 2014. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2014, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal, which can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 3% was used in the projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 3% average increase in the overall customer base was used in the projections. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 3% was applied to selling costs in the projections. A further 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market our products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $nil and $1.7 million have been recorded on the consolidated statements of financial position as at June 30, 2014 and March 31, 2014, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. As at June 30, 2014, a valuation allowance of $25.6 million was taken against the Company’s deferred tax assets in the U.S.  If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $3.6 million and $32.9 million have been recorded on the consolidated statements of financial position as at June 30, 2014 and March 31, 2014, respectively. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis. The significant decline in deferred tax liabilities during the current period is a result of classifying NHS as held for sale at June 30, 2014.    Included in the liability held for sale is a deferred tax liability of $32.5 million.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and, therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.  Similarly, management has determined that Just Energy controls certain structures in its Commercial Solar division.  Some of these structures are owned primarily by the non-controlling interest; however, the structure contains and ownership “flip” at a later date.  In these instances, Just Energy has control as a result of these entities, accomplishing a pre-determined directive.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from continuing operations in the consolidated statements of loss was $17.9 million, an increase from $17.3 million in the prior comparable quarter.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. The carrying value of discontinued operations is adjusted to the fair value less costs to sell based on managements expected selling prices.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements.  Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, and volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2014 would have increased (decreased) by $286.2 million ($282.7 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the three months ended June 30, 2014 would have increased (decreased) by $279.6 million ($276.9 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan, Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares

As at August 6, 2014, there were 145,055,773 common shares of Just Energy outstanding.

Normal course issuer bid

During the 12-month period beginning March 17, 2014 and ending March 16, 2015, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to $33 million of the $330m convertible debentures, representing approximately 10% of the public float. The daily limit is $105,465. As of August 6, 2014, Just Energy has not repurchased any of the convertible debentures for cancellation.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. The suppliers involved in the claim include entities which owned generation facilities and those that did not own generation facilities. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California claims as to CEI, as well as other suppliers that also did not own generation facilities, include that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States District Courts for the Ninth Circuit and this appeal remains pending. CEI continues to vigorously contest this matter.

In December 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership (“Reliance”) seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau in Canada with similar allegations. NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition (the “Commissioner”). Following a formal investigation, on December 20, 2012, the Commissioner brought applications against Reliance and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. On September 11, 2013, Reliance amended its claim and added the Company as a defendant. The Company believes that it is not a proper defendant in the proceedings and that the allegations against it are a continued attempt by Reliance to deflect attention from the Commissioner’s allegation of anti-competitive conduct made against it. NHS and the Company will vigorously defend themselves against the action and NHS has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act (Canada), breaches of the Consumer Protection Act and defamation. In response to the formal complaint by Reliance, the Commissioner has commenced an inquiry with respect to NHS and its competitors.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominc Hill filed a lawsuit against Commerce Energy Inc. (“CEI”) and the Company in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sale representatives in the United States. The plaintiffs filed a motion with the Court to certify the lawsuit as a class action. The Court granted the plaintiffs’ motion to certification as a class action and set a deadline of January 13, 2014 for the filing of opt-in plaintiffs. Approximately 1,800 plaintiffs opted-in to the federal wage claims. Approximately 8,000 plaintiffs were certified as part of the Ohio state wage claims. CEI disagrees with the plaintiffs’ claims on a number of grounds and has been vigorously defending the claims.

Controls and procedures

As of June 30, 2014, the Co-Chief Executive Officers (“Co-CEOs”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the Co-CEOs and CFO, and have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three months ended June 30, 2014, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Corporate Governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 28, 2014 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The first quarter of fiscal 2015 showed higher than expected gross and net customer additions, sales, gross margin, Base EBITDA and Base Funds from continuing operations. Record customer additions of 441,000 resulted in record net customer additions of 127,000. Total net additions for the entirety of fiscal 2014 were 188,000. While the trend is positive, the first quarter is the quarter least impacted by weather and seasonally the slowest in terms of cash flow. Management remains confident that Just Energy will realize its estimated Base EBITDA guidance for the fiscal year of $163 million to $173 million.

The 441,000 gross customer additions eclipsed the previous record 364,000 seen in the first quarter of fiscal 2014 by 21%. All marketing channels are seeing success with current market conditions of gas price volatility and utility projections of higher electricity prices going forward. Management expects volatility in gross additions in coming quarters but the overall trend is positive.

Net additions and relevant margins are the main driver of expected Base EBITDA growth in the year following the additions. Consumer customers added through door-to-door sales channels generate effectively no EBITDA in the first year as the cost of their aggregation is expensed in that period. The following periods have full margin and no aggregation costs to offset. The low single-digit Base EBITDA growth forecast for fiscal 2015 is based on the 188,000 net additions seen last year.

Base EBITDA was up 46% year over year reflecting positive results in both the Consumer division, where significant improvements in realized margin offset a 3% lower customer base; and the Commercial division where strong customer growth partially offset margin compression due to heavy competition and higher administrative costs driven by the Company’s U.K expansion. Because interest, tax costs and maintenance capital expenditures were effectively flat year over year, the 46% growth in Base EBITDA resulted in a higher 50% growth in Base Funds from Operations. The payout ratio based on the $0.84 annual dividend paid in the seasonally slowest quarter was 198% versus 296% a year earlier. The payout ratio includes all dividends paid but excludes Base FFO contributions from NHS (sold) and HES (held for sale).

The payout ratio based on the new $0.50 annual dividend level following the announcement of the sale of NHS (which had generated approximately 25% of the Company’s Base EBITDA) would have been 112%.

Margin trends in the quarter were mixed with Consumer and new customer margins both trending up while Commercial realized margins were flat with new customer margins down due to heavy competition in Texas and the Northeast. Overall margin was up 16% on a 13% increase in sales based on higher prices and margins combined with a 5% year over year customer growth.

Administrative costs were up 11% based on growth in sales and margin. Guidance for fiscal 2015 anticipated this level of growth in administrative costs to allow for growth in the new U.K. market and higher costs to serve the growing customer base.

Sales and marketing costs were up 9% despite a 21% increase in customers added. The main reason for cost lagging customer additions was the high proportion of Commercial customers added which have a much lower upfront aggregation cost. The new Consumer customer additions resulted in a lower average aggregation cost as many of the customers added through non-traditional channels have residual commissions which are paid over time reducing the upfront selling cost.

Bad debt expense was up 33% reflecting the 20% growth in customers where Just Energy bears credit risk and the seasonal high credit losses normally seen in the first and second quarters when Texas electricity customers see their highest bills. The Company expects that bad debt expense (2.4% for the three months ended June 30, 2014) will remain in the 2% to 3% range used in forecasts.

Reducing attrition is and will remain a key driver of the Company’s financial success. Consumer attrition rates tracked higher over Consumer renewals the past year and remain high. This has been highly correlated to “bill shock” as consumers on fixed price contracts saw consumption rise sharply during the recent cold winter resulting in much higher than expected bills. Current gas price volatility and expectations for higher electricity prices should both contribute to a return of attrition to historical levels.

Renewal rates have been steady with Consumer renewals at 75%. This indicates a general level of satisfaction with the Company’s products and services. Commercial renewals were down slightly to 63% from 65% a year earlier. Commercial renewals are often subject to competitive bids and tend to be more volatile on a quarter by quarter basis. Overall management sees stability in renewals at around current levels.

Debt reduction is a clearly stated priority of management, Just Energy is in the process of completing the sale of NHS and HES which will substantially reduce long term debt. The Company has a long-term target ratio of no more than 4 times Base EBITDA to total debt.  As at June 30, 2014, the ratio was 4.6 times, down from a ratio of 5.8 times a year earlier largely due to the exclusion of NHS and HES debt. Management expects continued reductions in debt based on a lower than 100% annual payout ratio going forward.

Just Energy retains a strong interest in participating in the sale of solar energy to residential homeowners. Just Energy contracted residential JustGreen sales to more than 185,000 homes in fiscal 2014 with effectively all customers paying a premium price for “green” supply. Solar installations are advertised as immediately reducing energy costs in most markets.  Such a product offering would be well suited for sale through the Just Energy sales force. Residential solar sales at a fraction of current JustGreen levels would place Just Energy in a leading market position in this segment. The Company is exploring methods of offering residential solar without the incurrence of material new debt. The Company will provide shareholders with regular updates as to progress as it continues to review possible options for entry into this market.